Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	27583-0001 / CW2327478.2

January 8, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

USA

Attention:	Sandy Eisen

Dear Sirs:

Re: Newcastle Resources Ltd., formerly known as Pan American Gold Corporation Form 20-F/A for Fiscal Year Ended December 31, 2007 Filed July 3, 2008 File No. 0-50112

                              Thank you for your letter of December 30, 2008 with respect to the Registration Statement on Form 20-F (the "Form 20-F") filed by Pan American Gold Corporation, now known as Newcastle Resources Ltd. (the "Company"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

General

1.	Please amend your filing to include the most current title page for Form 20-F.

We will amend the Form 20-F to include the most current title page.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Selected Financial Data – calculated in accordance with US GAAP, page 5

2.	Please amend your filing to correct the “Net Income (Loss) for the year” for 2007, which indicates that you had income, rather than a loss, for 2007, calculated in accordance with U.S. GAAP.

We will amend the Form 20-F to indicate that the Company had a loss for 2007.

Controls and Procedures, page 37

3.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting pursuant to Item 15T(2)(b) of Form 20-F. Also refer to the guidance at Release 33-8934.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financing reporting.

Since the Company’s management changed in early 2008, it appears that the assessment of the Company’s internal control over financial reporting was not completed. The Company’s current management will perform the evaluation and amend the Form 20-F within 30 calendar days.

4.

Please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered your definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please further amend the Form 20-F to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

In connection with the completion of its evaluation of its internal control over financial reporting, the Company will consider whether it needs to amend the disclosure regarding the effectiveness of its disclosure controls and procedures.

Certifications, Exhibit 12.1 and 12.2

5.	Please revise your certifications to comply exactly with the requirements of the Instructions to Item 19 of Form 20-F.

The certifications will be revised to comply exactly with the requirements of the Instructions to Item 19 of Form 20-F.

We look forward to any further comments you may have regarding the Amendment or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/cjb

cc:	Newcastle Resources Ltd.
Attn: Brent Petterson, CFO

CW2327478.2